

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 28, 2016

Doron Blachar
Chief Financial Officer
Ormat Technologies, Inc.
6225 Neil Road
Reno, NV 89511

> **Re:** **Ormat Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated July 14, 2016**
> **File No. 1-32347**

Dear Mr. Blachar:

We have reviewed your July 14, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2016 letter.

Notes to Consolidated Financial Statements

Foreign currency translation, page 136

1. We have reviewed your response to comment 7, including your proposed future disclosure. Since foreign currency translation adjustments are recorded within other comprehensive income and foreign currency transaction gains and losses are recorded within income pursuant to ASC 830-20-35, please revise your disclosures and statement of operations line item to remove reference to "translations" being recorded within income.

Note 21 – Business Segments, page 187

2. We have reviewed your responses to comments 1 and 10, noting that your "profitability varies by geographic region." Considering electricity prices and the availability factor of some of your domestic plants are "significantly lower" than that of your foreign power plants and your domestic power plants have a higher cost of revenues than your foreign plants, it appears that your foreign and domestic electricity operations have dissimilar economic characteristics. Please tell us how you determined that your Electricity reportable segment does not contain multiple operating segments by addressing the following comments. Please note that information pertaining to your Products segment can be excluded from this assessment.

- Tell us the title and describe the role of your Chief Operating Decision Maker (CODM) and each of the individuals who report to the CODM.

- Identify and describe the role of each of your segment managers.

- Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.

- Tell us who is held accountable for each power plant or each subset of power plants, along with the title and role of the person each of these individuals reports to in the organization.

- Describe the information regularly provided to the CODM and how frequently it is prepared.

- Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

- Describe the basis for determining the compensation for each of the individuals that report to the CODM.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products